

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

B. Sonny Bal, M.D.
President and Chief Executive Officer
Sintx Technologies, Inc.
1885 West 2100 South
Salt Lake City, Utah 84119

> **Re: Sintx Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 12, 2023**
> **File No. 333-274951**

Dear B. Sonny Bal, M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Kevin J. Ontiveros, Esq.